07022751

Impact capital

SEC No 82-34925

IMPACT CAPITAL LIMITED

A.C.N. 094 503 385

SUPPL

4 April 2007

Filing Desk
US Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

SEC MAIL PROCESSING SECTION
RECEIVED
APR 18 2007
WASH. D.C.
200

Dear Sir/Madam,

We wish to advise that there have been no papers issued in relation to a submission by the Company under Rule 12g3-2(b) in respect of the month of March 2007.

Sincerely

Alison Hill
Corporate Secretary (Joint)

PROCESSED
APR 24 2007
THOMSON
FINANCIAL

4/23

9/10 Felix Street, Brisbane Q 4000, Australia.
Telephone: (07) 3211 9811

END